November 6, 2024

Keith Neumeyer
Chief Executive Officer
First Majestic Silver Corporation
Suite 1800 - 925 West Georgia Street
Vancouver, British Columbia V6C 3L2, Canada

       Re: First Majestic Silver Corporation
           Registration Statement on Form F-4
           Filed October 15, 2024
           File No. 333-282627
Dear Keith Neumeyer:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4
Unaudited Pro Forma Condensed Combined Financial Information
Note 3) U.S. GAAP to IFRS Adjustments
b) Joint Arrangements - LGJV, page 84

1. We understand from your disclosure that based on a preliminary assessment of the interests held by Gatos Silver Inc. in the mining operations of the Los Gatos Joint
       Venture (LGJV), you believe that it meets the definition of a joint venture, rather than a joint operation, based on the guidance pertaining to joint arrangements in paragraphs
       14-19 and Appendix B of IFRS 11.


       Please provide us with the analysis that you performed in formulating that assessment, including reference to the specific provisions within the contractual agreements
 November 6, 2024
Page 2

       governing the arrangement, and provide such agreements along with your reply; these should also be filed as exhibits or incorporated by reference into the Form F-4.

       Please also advise us of your intentions as to whether LGJV financial statements and related notes would be included in your subsequent periodic filings, assuming that the acquisition is completed.
Exhibits

2. Please file both a legal opinion and tax opinion prior to requesting effectiveness. Refer to Item 21 of Part II of Instructions to Form F-4.
General

3. On page 2, you have disclosure that First Majestic intends to mail to First Majestic shareholders a management information circular relating to the special meeting of
       First Majestic   s shareholders, a copy of which will be made available
on your website
       and SEDAR+. However, you have disclosure on page 31 that First Majestic shareholders must approve the share issuance in connection with the merger pursuant
       to NYSE and TXS listing rules, and to "See the section entitled '[].'" From this, it is unclear if you intend to provide information about your proxy solicitation and notice of special meeting in this proxy/prospectus. Please explain how you intend to provide this information. If you do not believe you have to include this information in this proxy/prospectus, please provide your analysis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lily Dang at 202-551-3867 or Robert Babula at 202-551-3339 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Dan Miller